March 10, 2025

Todd D. Macko
Chief Financial Officer
Impact BioMedical, Inc.
275 Wiregrass Pkwy
West Henrietta, NY 14586

       Re: Impact BioMedical, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 20, 2024
           File No. 001-42212
Dear Todd D. Macko:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences